Exhibit 99.1

22 May 2023

OKYO Pharma Limited

(“OKYO” or “Company”)

London Stock Exchange Delisting

Further to the Dealing Announcement published by the FCA this morning, the board of directors of OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), confirm the cancellation of its ordinary shares of no par value each (“Ordinary Shares”) from listing on the standard segment of the FCA’s Official List and the cessation trading on the main market for listed securities of the LSE.

The Delisting will have no impact on holders the Company’s American Depositary Shares (“ADSs”) (each of which represented 65 Ordinary Shares) which are traded on NASDAQ, who will receive am equal number of the new ordinary shares via DTC.

The securities to which the Delisting relates are the Ordinary Shares of OKYO Pharma Limited with ISIN GG00BD3FV870. Following the Delisting, it will no longer be possible to trade the Ordinary Shares on the Main Market or any other market of the LSE.

Information for holders through CREST

Following the share consolidation (which will take place on the Delisting Date), holders of the Company’s ordinary shares in CREST will receive a CDI (a CREST depositary interest issued by Euroclear) into their CREST account, with each CDI representing one new ordinary share. The CDIs can be exchanged for the new ordinary shares within the CREST system. CREST holders will shortly see their holding of the old ordinary shares replaced with a holding of CDIs with the ISIN GG00BMFG5F62. As each new ordinary share results from a 65 into 1 share consolidation, the number of CDIs will represent the former holdings divided by a factor of 65 and rounded down to the nearest whole share.

Information for holders in certificated form

For persons who currently hold Ordinary Shares in certificated form, these shareholders will receive a “DRS Statement” from the Company’s US transfer agent, by post. The DRS Statement will explain how to dematerialise the underlying shares into a trading account. As each new ordinary share results from a 65 into 1 share consolidation, the holding on the DRS will represent the former certificated holdings divided by a factor of 65 and rounded down to the nearest whole share.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379

Investor Relations	Paul Spencer	+44 (0)20 7495 2379
Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173